PROMETHEUM EMBER ATS, INC.

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NO. 8-70624

YEAR ENDED DECEMBER 31, 2022

AND
REPORT OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM
(CONFIDENTIAL PURSUANT TO SEC RULE 17a-5(e)(3))

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Oct. 31, 2023 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-70624

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Prometheum Ember ATS Inc

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

120 Wall Street, 25th Floor
(No. and Street)

New York	NY	10005
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Paul Gonoud	212-333-3315	pgonoud@emberats.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Baker Tilly US, LLP
(Name – if individual, state last, first, and middle name)

One Penn Plaza, Suite 3000	New York	NY	10119
(Address)	(City)	(State)	(Zip Code)

October 22, 2003	23
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Paul Gonoud _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Prometheum Ember ATS, Inc _____, as of 12/31 _____, 2022 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

ROBYN D. PASTER
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 02PA6334286
Qualified in New York County
Commission Expires December 14, 2023
Notary Public

Signature: _____

Title:
FINOP _____

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

PROMETHEUM EMBER ATS, INC.

INDEX TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2022

	Pages
Report of Independent Registered Public Accounting Firm	1
Financial Statements:	
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Shareholder's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6 – 8
Supplementary Information:	
Schedule I - Computation of Net Capital Pursuant to Rule 15c3-1	9
Schedule II - Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3	10
Information Regarding Compliance with Rule 15c3-3:	
Report of Independent Registered Public Accounting Firm	11
SEC Rule 15c3-3 Exemption Report	12



Report of Independent Registered Public Accounting Firm

To the Stockholder and Board of Directors of Prometheum EMBER ATS, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Prometheum EMBER ATS, Inc. (the Company) as of December 31, 2022, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplementary Information

The accompanying supplementary schedules titled Schedule I-Computation of Net Capital Pursuant to Rule 15c3-1 and Schedule II-Computation for Determination of Reserve Requirement and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 (collectively, the supplementary information), has been subjected to audit procedures performed in conjunction with the audit of Company's financial statements. The supplementary information is the responsibility of the Company's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2022.

Baker Tilly US, LLP

New York, New York
February 28, 2023

PROMETHEUM EMBER ATS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2022

ASSETS

Cash	$	322,355
Prepaid expenses		28,870
Total assets	$	351,225

LIABILITIES AND SHAREHOLDER'S EQUITY

Accounts payable and accrued expenses	$	33,200
Total liabilities		33,200
Commitments and contingencies		
Shareholder's equity		
Common stock, no par value, 200 shares authorized, 100 shares issued and outstanding		-
Additional paid-in capital		2,049,767
Accumulated deficit		(1,731,742)
Total shareholder's equity		318,025
Total liabilities and shareholder's equity	$	351,225

Confidential Pursuant to SEC Rule 17a-5(e)(3)
The accompanying notes are an integral part of these financial statements.

PROMETHEUM EMBER ATS, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2022

Expenses		
Salaries, compensation, and related costs	$	1,140,121
Rent		84,000
Audit		76,079
Regulatory		31,312
Technology		30,000
Office		29,253
Computer services		24,474
Other professional fees		4,000
Communications		2,352
Insurance		391
Total expenses		1,421,982
Net loss	$	(1,421,982)

Confidential Pursuant to SEC Rule 17a-5(e)(3)
The accompanying notes are an integral part of these financial statements.

-3-

PROMETHEUM EMBER ATS, INC.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2022

	Common Stock								
	Shares		Amount		Additional Paid-in Capital		Accumulated Deficit		Total
Balance, January 1, 2022	100	$	-	$	877,817	$	(309,760)	$	568,057
Contributions	-		-		1,171,950		-		1,171,950
Net loss	-		-		-		(1,421,982)		(1,421,982)
Balance, December 31, 2022	100	$	-	$	2,049,767	$	(1,731,742)	$	318,025

Confidential Pursuant to SEC Rule 17a-5(e)(3)
The accompanying notes are an integral part of these financial statements.

PROMETHEUM EMBER ATS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2022

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(1,421,982)
Adjustments to reconcile net loss to net cash used in operating activities:		
Expenses paid through the ESA and funded by capital contribution		371,950
Change in cash attributable to changes in assets and liabilities:		
Prepaid expenses		(11,235)
Accounts payable and accrued expenses		30,200
Net cash used in operating activities		(1,031,067)
CASH FLOWS FROM FINANCING ACTIVITIES		
Parent contribution		800,000
Net cash provided by financing activities		800,000
Net decrease in cash		(231,067)
Cash, beginning of year		553,422
Cash, end of year	$	322,355

The accompanying notes are an integral part of these financial statements.

PROMETHEUM EMBER ATS, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Prometheum Ember ATS, Inc. ("PEATS" or the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). PEATS was formed as a New York State Corporation on February 27, 2018. PEATS was admitted as a member of FINRA on July 16, 2021. PEATS only activity from inception to admittance by FINRA was to prepare for FINRA membership and develop its business strategy.

PEATS business activity will consist of retailing equity and corporate debt securities. PEATS, having received SEC approval, will act as an alternative trading system, and to retail digital asset securities.

The Company is a wholly owned subsidiary of Prometheum, Inc. ("Parent").

NOTE 2 – UNCERTAINTY AND LIQUIDITY

The Company has incurred significant losses since inception. However, the Company has begun to onboard customers and will begin trading operations in 2023. The Parent has the ability and the intent to fund the Company's losses now and into the future until such time that the Company becomes profitable.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The Company prepares its financial statements in conformity with U.S. GAAP. This requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management bases its estimates on certain assumptions which it believes are reasonable in the circumstances and does not believe that any change in those assumptions would have a significant effect on financial position or results of operations. Actual results could differ from those estimates.

Income Taxes

The Company is included in the consolidated Federal, New York State and New York City tax returns with its Parent. The Company has a loss carryforward of approximately $1,730,000. At an estimated Federal, New York State, and New York City effective tax rate of 33%, there is a carryforward benefit of approximately $571,000. The Company has reserved 100% against this benefit, as it is uncertain as to when or if it will be realized.

The Company recognizes and measures it unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. At December 31, 2022, management has determined that the Company had no uncertain tax positions that would require financial statement recognition.

PROMETHEUM EMBER ATS, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cash and Cash Equivalents

The Company has defined cash equivalents as highly liquid investments with original maturities of less than 90 days that are not held for sale in the ordinary course of business. As of December 31, 2022 the Company did not hold any cash equivalents.

Concentrations of Credit Risk

The Company maintains all its cash with one financial institution, which at times, may exceed federally insured limits. This account is insured by the Federal Deposit Insurance Company subject to certain limitations. The Company has not experienced any loss in this account and does not believe it is exposed to any significant credit risk on cash.

NOTE 4 – EXPENSE SHARING AGREEMENT

The Company operates pursuant to an expense sharing agreement ("ESA") entered into with the Parent. Pursuant to that agreement, certain expenses paid by the Parent, which benefit the Company, are charged to the Company, and reflected in the accounts of the Company. Expenditures by the Parent which are recorded in the accounts of PEATS pursuant to the ESA are settled by a simultaneous non-cash capital contribution by the Parent.

Recognition of expenses under this agreement were started in the month of July, 2021, as membership by the Company in FINRA started in that month. Prior to that date, any such expenses were immaterial, and are not recorded in the accounts of the Company.

Amounts recorded in the accompanying financial statements for the year ended December 31, 2022 under the ESA amounted to $371,950. This amount was settled with a simultaneous non-cash capital contribution.

NOTE 5 – NET CAPITAL REQUIREMENTS AND EXEMPTION FROM SEC RULE 15c3-3

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (8 to 1 in the first year) and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2022, the Company's net capital was $289,155, which was $39,155 in excess of its minimum requirement of $250,000. The Company's ratio of aggregate indebtedness to net capital ratio was 0.11 to 1.

The regulatory net capital as of December 31, 2022 is less than 120% of the Company's minimum net capital requirement of $300,000. Accordingly, on January 10, 2023, the Company informed FINRA by filing a SEC Rule 17a-11(c)(3) early warning notification. Prior to informing FINRA additional capital was contributed to the Company to correct the issue. Management has implemented additional procedures to perform a net capital computation on a weekly basis.

The Company has no possession or control obligations under 17 C.F.R. §240.15c3-3(b) or reserve deposit obligations under 17 C.F.R. §240.15c3-3(e), as it places reliance on footnote 74 of the SEC release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5, as its business is limited to:

- retailing corporate equity securities over the counter,
- selling corporate debt securities, and
- acting as an alternative trading system, operating in accordance with the SEC no action letter issued September 25, 2020, "ATS Role in the Settlement of Digital Asset Security Trades".

NOTE 6 – RELATED PARTY TRANSACTIONS

As discussed in Note 4, the Company has an ESA with the Parent. In addition, the Company leases office space from an entity associated with members of the Parent's Board of Directors and a minority stockholder (Note 7).

NOTE 7 – COMMITMENTS AND CONTINGENCIES

The Company leases office space, pursuant to a short term lease, for $7,000 per month from a related party (Note 6). Rent expense for the year ended December 31, 2022 amounted to $84,000. The Company has classified this lease as an operating lease.

SUPPLEMENTARY INFORMATION

Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

AS OF DECEMBER 31, 2022

PROMETHEUM EMBER ATS, INC.

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2022

Computation of net capital		
Total shareholder's equity	$	318,025
Deductions and/or charges		
Non-allowable assets		28,870
Net capital	$	289,155
Computation of aggregate indebtedness		
Accounts payable and accrued expenses	$	33,200
Aggregate indebtedness	$	33,200
Computation of basic net capital requirement		
Minimum net capital required (12 1/2% of aggregate indebtedness)	$	4,150
Minimum dollar requirement		250,000
Net capital requirement (greater of minimum net capital or dollar requirement)	$	250,000
Excess net capital	$	39,155
Excess net capital at 120%	$	(10,845)
Ratio: Aggregate indebtedness to net capital		.11 to 1

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There are no material differences between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

See report of independent registered public accounting firm.

PROMETHEUM EMBER ATS, INC.

SCHEDULE II

**COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS
AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION**

DECEMBER 31, 2022

The Company is exempt from Rule 15c3-3 under (k)(2)(ii) because all customer transactions are expected to clear through other broker-dealers on a fully disclosed basis. During the year ended December 31, 2022, the Company did not hold customers' funds or securities.

Confidential Pursuant to SEC Rule 17a-5(e)(3)
See report of independent registered public accounting firm.

-10-

Report of Independent Registered Public Accounting Firm

To the Stockholder and Board of Directors of Prometheum EMBER ATS, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Prometheum EMBER ATS, Inc. (the Company) stated that the Company does not claim exemption under paragraph (k) of 17 C.F.R. §240.15c3-3 and (2) Prometheum EMBER ATS, Inc. stated that the Company is filing its Exemption Report relying on Footnote 74 of the SEC Release No 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to engaging solely in activities permitted for capital acquisition brokers (CAB) as defined in FINRA's CAB rules and approved for membership in FINRA as a CAB, and Prometheum EMBER ATS, Inc. (i) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (ii) did not carry accounts of or for customers; and (iii) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year ended December 31, 2022 without exception. Prometheum EMBER ATS, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Baker Tilly US, LLP

New York, New York
February 28, 2023

PROMETHEUM EMBER ATS, INC.
SEC RULE 15c3-3 EXEMPTION REPORT
FOR THE YEAR ENDED DECEMBER 31, 2022

Prometheum Ember ATS, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240: 17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits Its business activities exclusively to (1) retailing corporate equity securities over the counter; (2) selling corporate debt securities; and (3) acting as an alternative trading system, operating in accordance with the SEC no action letter issued September 25, 2020, "ATS Role in the Settlement of Digital Asset Security Trades", and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exeption.

<u>Prometheum Ember ATS, Inc.</u>

I, Paul Gonoud, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: Financial Operations Principal

February 28, 2023